SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JAN TRAFFIC FALLS BY 50,000 PAX (-1%)

79.6M PAX CARRIED IN 12 MONTHS TO JAN 13

Ryanair, Europe's only ultra-low cost airline, today (5 Feb) released passenger and load factor stats for Jan 2013, with its monthly traffic falling - as previously guided - by 50,000 (-1%) over Jan 2012 as Ryanair grounded up to 80 aircraft following the busy Christmas period.

Ryanair's traffic and load factor stats for Jan 2013 are as follows:

	Jan 12	Jan 13	Change	Yr to Jan 13
Passengers	4.40M	4.35M	-1%	79.6M
Load Factor	71%	71%	-	82%

Ryanair's Robin Kiely said:
"As previously guided, Ryanair's January 2013 traffic fell by 50,000 (-1%) over January 2012 as we grounded up to 80 aircraft following the busy Christmas season. However, Ryanair enjoyed another record 12-month period to January 2013, with almost 80m passengers choosing one of our ultra-low fares since January 2012."

ENDS.

For further information
please contact:                               Robin Kiely                            Joe Carmody
                                                          Ryanair Ltd                            Edelman Ireland
                                                         Tel: +353-1-8121212            Tel: +353-1-6788 333
                                                          press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 February, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary